Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax gcaruso@loeb.com	212.407.4866 212.407.4000 212.407.4990

Via EDGAR

July 3, 2025

Kathleen Krebs and Jan Woo
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 18, 2025 File No. 333-287013

Dear Ms. Krebs and Ms. Woo:

On behalf of our client, Nature’s Miracle Holding Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 30, 2025 (the “Staff’s Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form S-1
Selling Stockholders, page 86

1.	We note that the selling stockholder table on page 86 does not reflect that the Commitment Shares were already issued to GHS Investments. Please advise whether these shares were issued at the time of the execution of the equity financing agreement with GHS, as indicated in the equity financing agreement and on page 10 of the Form S-1. If so, please revise the selling stockholder table to include the Commitment Shares in the number of shares beneficially owned by GHS prior to the offering. Also revise footnote 3 to the selling stockholder table to include the Commitment Shares in the number of shares outstanding prior to the offering and make corresponding changes to page 10 under “Summary of the Offering.” Lastly, have counsel revise its legality opinion to reflect that the Commitment shares are outstanding.

Response: The disclosure on the cover page and on pages 9, 10, 13, 14, and 86 of the Amended Registration Statement has been revised to reflect that the Commitment Shares are not yet issued and will issued promptly after the effective date of the Registration Statement. As the Commitment Shares are not yet issued, counsel’s legality opinion has not been revised.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Kathleen Krebs and Jan Woo July 3, 2025 Page 2

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

cc: James Li